
Mail Stop 4631

January 25, 2010

via U.S. mail and facsimile

J. M. Bernhard, Jr., CEO
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, Louisiana 70809

> **RE: The Shaw Group Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2009**
> **Filed October 30, 2009**
> **Form 10-Q for the Fiscal Quarter ended November 30, 2009**
> **File No. 1-12227**

Dear Mr. Bernhard:

We have reviewed your response letter dated January 15, 2010, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note 2009 news articles discussing a management consulting project by a unit of Stone & Webster for the Pars LNG Co. joint venture in Iran; 2006 news articles discussing that Stone & Webster technology was to be used by Iran's National Petrochemical Co. in an olefins plant in Iran; a 2005 news article discussing Stone & Webster's joint bid with Iran's Namvaran Consulting for an olefin project run by Iran's National Petrochemical Co.; a 2006 news article discussing an employee who worked for you in the Middle East and Cuba; and earlier news articles discussing your contract for work on a power plant in Syria.

   Iran, Syria, Sudan and Cuba are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with, Iran, Syria, Sudan or Cuba. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, resellers, distributors or other direct or indirect arrangements. Your response should describe any services, products, components or technology you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of any contacts with Iran, Syria, Sudan or Cuba described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan or Cuba.

3. Please tell us the nature and amount of any payments made by you or your subsidiaries to the governments of Iran, Syria, Sudan and Cuba, or to entities controlled by those governments, during the past three fiscal. Your response should include information regarding both cash payments and payments in kind.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Jennifer Hardy, Special Counsel, Office of Global Security Risk at (202) 551-3767.

Sincerely,

Terence O'Brien
Accounting Branch Chief